Filing by Columbia Funds Series Trust I pursuant to Rule 425 under the Securities Act of 1933, and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Companies:

Columbia Funds Series Trust

(SEC File No. 811-09645)

COLUMBIA FUNDS — PROXY AND FUND MERGER UPDATES

In February, we began proxy mailings and voting that concluded for most funds at the April 15 shareholder meeting. We are now pleased to announce approvals of certain changes to Columbia AMT-Free Tax-Exempt Bond Fund and many of the proposed fund mergers.

Approved proxy proposals for Columbia AMT-Free Tax-Exempt Bond Fund

Shareholders of Columbia AMT-Free Tax-Exempt Bond Fund approved changes to the fund’s investment objective and 80% investment policy. These changes are intended to provide Columbia Threadneedle with greater flexibility to invest the fund’s assets in a broader universe of fixed-income securities. They also enhance the fund’s investment flexibility to adjust to changing economic environments in an effort to more effectively manage risk and enhance performance. Specifically, we aim to provide investment flexibility to tactically adjust the fund’s credit and duration exposures with a goal of increased performance consistency across a range of market conditions. These changes and the updates listed below all become effective on April 18, 2016:

▪        The fund is renamed as Columbia Strategic Municipal Income Fund.

▪        Barclays High Yield Municipal Bond Index becomes a secondary benchmark.

▪        Chad Farrington is named as co-portfolio manager, joining lead manager Catherine Stienstra.

Approved fund mergers

The following mergers are planned for the date noted in the table below. Please remember, acquired funds are expected to remain open for additional purchases through the close of business on the day of the merger.

Acquired fund	Acquiring fund	Anticipated merger date (close of business)

Columbia International Opportunities Fund	Columbia Select International Equity Fund	May 20, 2016

Columbia Large Cap Growth Fund IV	Columbia Large Cap Growth Fund	May 20, 2016

Columbia Multi-Advisor Small Cap Value Fund	Columbia Select Smaller-Cap Value Fund	May 20, 2016

Acquired variable portfolio	Acquiring variable portfolio	Anticipated merger date (close of business)

Columbia Variable Portfolio - International Opportunities Fund	Columbia Variable Portfolio - Select International Equity Fund	April 29, 2016

Columbia Variable Portfolio - Large Cap Growth Fund II Columbia Variable Portfolio - Large Cap Growth Fund III	Columbia Variable Portfolio - Large Cap Growth Fund	April 29, 2016

Variable Portfolio - Loomis Sayles Growth Fund II	Variable Portfolio - Loomis Sayles Growth Fund	April 29, 2016

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.

© 2016 Columbia Management Investment Advisers, LLC. All rights reserved.

Columbia Management Investment Distributors, Inc.

225 Franklin Street, Boston, MA 02110-2804

columbiathreadneedle.com/us

800.426.3750

1467796 (04/16)

April 18, 2016

Adjournments

Also at the shareholder meeting, the merger proposals relating to the following funds were adjourned until June 13, 2016 to allow shareholders additional time to vote. We encourage shareholders who held positions in the funds listed below on January 22, 2016 to vote their shares as soon as possible. This helps eliminate the need to further solicit votes, which reduces expenses and creates a more positive experience. If approved, these mergers are projected to result in decreased fund expenses which will benefit fund performance.1 Questions on voting procedures can be directed to the funds’ proxy solicitor, Computershare Fund Services, toll-free at 800.708.7953.

Acquired fund	Acquiring fund

Columbia International Value Fund	Columbia Overseas Value Fund

Columbia Large Cap Growth Fund II Columbia Large Cap Growth Fund III Columbia Large Cap Growth Fund V	Columbia Large Cap Growth Fund

Columbia Value and Restructuring Fund	Columbia Contrarian Core Fund

If you have any questions or would like additional information on any of these changes, please call your relationship manager or dedicated service team.

Institutional Dealers	Broker Dealers	Registered Investment Advisors	Independent Advisors	Investment-Only Distribution (DC/VA)	U.S. Trust, Bank of America Private Wealth Management

800.626.2275	800.215.5005	866.444.5435	800.446.4008	877.894.3592	800.521.1197

1Fund expenses are estimated based on net assets as of July 31, 2015 for Columbia Large Cap Growth Fund, Columbia Large Cap Growth Fund II, Columbia Large Cap Growth Fund III and Columbia Large Cap Growth Fund V and August 31, 2015 for Columbia Value and Restructuring Fund, Columbia Contrarian Core Fund, Columbia International Value Fund and Columbia Overseas Value Fund. Please review the prospectus/proxy statement for additional information.

Please have your clients read and consider investment objectives, risks, charges and expenses carefully before investing. Remind them to contact you or view columbiathreadneedle.com/us for a prospectus or a summary prospectus, which contains this and other important information about the fund.

The foregoing is not an offer to sell, nor a solicitation of an offer to buy, shares of any acquiring fund. For information regarding an acquiring fund, or to receive a free copy of a prospectus/proxy statement relating to a proposed merger, please call the proxy solicitor or visit its website. The telephone number and website for the proxy solicitor is 800.708.7953 and proxy-direct.com/col-27405. The prospectus/proxy statement contains important information about fund objectives, strategies, fees, expenses and risk considerations. The prospectus/ proxy statement is also available for free on the website of the Securities and Exchange Commission (www.sec.gov). Please read the prospectus/proxy statement carefully before making any decision to invest or when considering a merger proposal.

Columbia Threadneedle Investments (Columbia Threadneedle) is the global brand name of the Columbia and Threadneedle group of companies.

Columbia Funds are distributed by Columbia Management Investment Distributors, Inc., member FINRA and managed by Columbia Management Investment Advisers, LLC.

For institutional and broker/dealer use only. This material has not been filed with FINRA and may not be shown, quoted to, or used with, members of the general public.